UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

For Immediate Release: NR 07-08 March 26, 2007

EXETER RENAMES LA CABEZA AS THE “DON SIXTO PROJECT”

Vancouver, BC, March 26, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter”) announces that it will rename its “La Cabeza Project” the “Don Sixto Project”. The decision was made to honour the late Don Sixto Alberto Perez (“Don Sixto”), who, with his wife, owned and operated the farm on which the La Cabeza gold deposit is located.

The Don Sixto Project lies within the puesto (farm) "El Pantanito", founded in 1915 by the family of Don Sixto’s wife Delerma (known familiarly as Doña Poro), one of four children raised on the property by pioneers Don Emiliano Yanten and Doña Amalia Modon. Born in Agua Nueva on March 20, 1932, Don Sixto met Doña Poro in 1956. They married a year later and made their home at El Pantanito raising 10 children, seven girls and three boys.

Don Sixto worked as a “muleteer”, transferring animals from the area of Agua Escondida to the localities of San Rafael, Malargüe and La Pampa. Each trip was carried out on horseback and lasted between 30 and 40 days. Don Sixto spent the balance of his working life raising cattle and improving El Pantanito. Don Sixto, beloved by his family and respected by the community, died on January 11, 2005.

The Don Sixto Project has provided work for many of the Perez children since the mid 1990s and Doña Poro continues to host some 30 Exeter workers in her puesto nightly for dinner. In 2005, Exeter purchased the El Pantanito property and agreed to build two houses for the Perez family on a site outside of the area to be affected by potential mining. The Perez family will continue to graze animals on the property and have the right to regain ownership once mining is completed.

Mr. Yale Simpson, Exeter Chairman stated, “The name “La Cabeza” was carried over from a previous exploration company and has no relevance to Exeter’s long relationship with the Perez family. Exeter’s management team deeply values the support of the Perez family, and the other families and communities in the district. We remain committed to setting the highest possible environmental and social development standards as we progress through exploration to potential mine development.

The Don Sixto Project is the most advanced gold-silver project in Mendoza Province and we are proud to honour Don Sixto and his family in this way.”

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

The Don Sixto Project in Argentina is rapidly advancing towards a decision on mine development options. A multi-rig drilling program was completed in December, and core logging, sampling and assaying are nearly complete. A new independently determined resource calculation is scheduled for release in late May, ahead of a Development Options Study to establish the parameters necessary for feasibility and environmental studies. Further news releases over the coming weeks will update developments as they become available.

In the prospective, Patagonia region of Argentina, Exeter is currently drilling the Cerro Moro epithermal gold property, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. High grade gold-silver drill results from new veins discovered by the previous two drilling programs have been sufficiently encouraging to plan continuous drilling at Cerro Moro through 2007.

In the Maricunga district of Chile, the Caspiche project is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Exeter recently completed a six drill hole program and has mobilised a rig to conduct a further drilling program prior to the onset of winter.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 26, 2007
By: /s/ Cecil Bond Cecil Bond, Chief Financial Officer